



10016333

September 13, 2010

RECEIVED
2010 SEP 17 A 7:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 098/2010**

  Subject: Pre-qualification result for 3G license in IMT 2.1 GHz

  Date: September 13, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

RECEIPT COPY
Received by:
Date:

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

9/17

Summary Translation Letter
To the Stock Exchange of Thailand
September 13, 2010

AIS-CP 098/2010

September 13, 2010

Subject: Pre-qualification result for 3G license in IMT 2.1 GHz

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited (the "Company") would like to inform that Advanced Wireless Network Co., Ltd. (AWN), a 99.99% subsidiary of the Company, has participated in an auction of 3G license (IMT Mobile Phone Service in the Frequency Band of 2.1 GHz) arranged by the National Telecommunications Commission (NTC).

On September 13, 2010, NTC announced that AWN is qualified under the pre-qualification process of the NTC. Therefore, AWN is able to participate in an auction of 3G license (IMT Mobile Phone Service in the Frequency Band of 2.1 GHz) and AWN will do according to further steps of the NTC's auction process.